[LETTERHEAD OF SHEARMAN & STERLING LLP]

sgiove@shearman.com	August 2, 2007
212-848-7325

Via EDGAR Kathryn T. Jacobson Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549

Viacom Inc.
SEC Comment Letter dated July 17, 2007

Dear Ms. Jacobson:

By this letter, I am confirming on behalf of our client, Viacom Inc. (the “Company”), our conversation pursuant to which we agreed that the Company has until August 10, 2007 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission. As we discussed, while the Company has been actively preparing its response to the comment letter, in light of its upcoming earnings announcement and Form 10-Q filing, the Company requested the additional time in order to complete the review of its response.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/S/ STEPHEN T. GIOVE

Stephen T. Giove